Exhibit 99.1

Press release, dated May 17, 2007: "Corgi International Limited Announces That Denis Horton Will Lead the Company's EU Operations"

HONG KONG--(BUSINESS WIRE)--Corgi International Ltd, (Nasdaq GM:CRGI) a NASDAQ listed company, formed from the combination of Corgi Classics, Master Replicas, and Cards Inc. has announced the appointment of Denis Horton as Group Managing Director, heading the company's European operations.

Until recently, Horton was International President for Radica, where he was responsible for the turnaround of their European business prior to that company's sale to Mattel. Over a long career in toys, Horton has previously held MD positions with Tonka, Fisher-Price, and Mattel.

Corgi International CEO Michael Cookson commented, "Today Corgi has three high quality brands focused on a wide range of high quality licenses, a broad set of collectible categories, and supporting a renewed set of products. Now we also have a proven leader in Denis to lead our growth in Europe."

Comments Horton: "Corgi holds licenses for many of the highest grossing film franchises of all time, along with licenses for Harry Potter and the up-coming Golden Compass. These assets, combined with broad distribution into collector, gift, and toy channels, make a powerful platform for growth. I am excited to lead this business as it expands in Europe."

Under a new UK operating structure, Corgi Classics will focus on collectible die cast vehicles, Cards Inc. will continue to distribute collector cards, movie prop replicas and high-end collectibles, and the company will develop licensed products for the gift and toy channels under the Popco brand name.

About Corgi International

Corgi International develops and markets innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek, Spiderman 3, and Star Wars. The company is headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, and the United Kingdom.

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking, including statements concerning anticipated revenues and margins. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006 and the risk factors described in the Company's Form F-3 filed with the Securities and Exchange Commission on April 19, 2007. The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

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The BlueShirt Group
Peter Ausnit, 415-217-5863 (Investor Relations)
Peter@BlueShirtGroup.com